Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Administrative Committee
The Home Depot FutureBuilder:

We consent to the incorporation by reference in the registration statement (No. 333‑125332) on Form S-8 of The Home Depot, Inc. of our report dated July 1, 2019, with respect to the Statements of Net Assets Available for Benefits of The Home Depot Futurebuilder as of December 31, 2018 and 2017, the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the related notes (collectively, the “Financial Statements”), and the supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, which report appears in the December 31, 2018 annual report for Form 11-K of The Home Depot FutureBuilder.

/s/ KPMG LLP

Atlanta, Georgia
July 1, 2019